Warszawa , 2003-08-22


03029974

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
SEP 0 8 2003
WASH. D.C.
181
SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 23/2003.
Best regards

Maciej Grelowski

President

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

dlw 9/11

Current report no 23/2003

Draft resolution
Re. item 4 of the agenda

Resolution no 1

concerning issue of bonds of a total nominal value not exceeding the amount of PLN 250,000,000, including bonds issued within the framework of implementing the Share Sale and Purchase Agreement dated June 24, 2003.

Acting by virtue of § 29 subparagraph 1 point 9 of the Company's Statutes, the Extraordinary General Assembly of Shareholders hereby decides as follows:

§ 1

Consent is hereby granted for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 (say: two hundred fifty million Polish zloty) under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.

§ 2

1. The Management Board of the Company is hereby authorized to determine the nominal value of the successive issues, the detailed terms and conditions of the issue, including, but not limited to: dates of issue, recipients of the bond purchase offers, issue price per bond, yield, as well as the manner and date of bond redemption.

2. An obligation is hereby imposed upon the Management Board of the Company to make and effect all actions, both legal and factual, aimed at carrying out of this resolution.

§ 3

The resolution shall come into force on the date of its adoption.